

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via Email
Lisa A. Love, Esq.
General Counsel
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014

      Re: Cincinnati Financial Corporation
              Registration Statement on Form S-3
              Filed November 21, 2011
              File No. 333-178080

Dear Ms. Love:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Information Incorporated by Reference, page 16

1. We note that the list of documents to be incorporated by reference into the filing does not incorporate by reference the company's Form 8-Ks filed April 25, 2011, May 4, 2011, June 17, 2011, and August 26, 2011. Please revise the list on page 16 to include these filings.

2. Please revise the last bullet point of this section to specifically incorporate by reference all Exchange Act filings made after the date of the initial registration statement and prior to effectiveness of the registration statement. See C&DI 123.05 at www.sec.gov for guidance. In the event you do not include this language, a pre-effective amendment will be required to include any Exchange Act filings made during this period.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel S. Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Charles F. Hertlein, Jr. (Dinsmore & Shohl LLP)